Sub-Item 77C Matters submitted to a vote of security holders

(a)	Special Meeting of Shareholders held April 15, 2016

(b)	N/A

(c)	The matters voted upon at the meeting included

(1)	Approval of a Plan of Liquidation with respect to Series C (Money
Market Series).

Votes for 5,327,310
Votes against 162,165
Abstain 313,819

(d)	N/A